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                                                                    Exhibit 4.55

                       AMENDED AND RESTATED KSO AGREEMENT
             NO. K.TEL 310/HK.820/UTA-00/2006 DATED 19 OCTOBER 2006

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Parties:              1.   TELKOM; and

                      2.   PT Bukaka Singtel International ("BUKAKA").

Scope of Agreement:   BUKAKA has planned, designed, constructed, financed and
                      operated in excess of 326,131 Access Line Units within the framework of a co-operative joint operating scheme ("KSO") with TELKOM.

Signing Date:         19 October 2006 and shall terminate on 31 December 2010.

Obligations:          TELKOM

                      1. TELKOM shall grant BUKAKA access to information, the sites, locations and other facilities as may be reasonably required by BUKAKA;

                      2. TELKOM shall ensure that the existing installation is at all times available for use;

                      3. TELKOM shall indemnify and save harmless BUKAKA in respect of all damages, losses or costs incurred by BUKAKA as result of any material breach by TELKOM;

                      4. TELKOM shall not take or omit to take any action, which could interfere with or interrupts the normal functioning of KSO system.

                      BUKAKA

                      1. BUKAKA shall not transfer, pledge, assign or otherwise encumber any rights in or to all or any part of the new installation without prior written consent from TELKOM;

                      2. BUKAKA shall indemnify and save harmless TELKOM in respect of all damages, losses or costs incurred by TELKOM as result of any material breach by BUKAKA;

                      3. BUKAKA shall not make or permit any change in its ownership structure without consent of TELKOM.

Assignment:           The rights of a party arising under this agreement may not be assigned by any party without the prior written consent of the other party.

Confidentiality:      No party may communicate or use any confidential
                      information or permit the communication or use of confidential information to or by any person other than its own shareholders, lenders, professional advisors, management, personnel, employees and sub-contractors who need to know or use such information for the purposes related to the agreement.

Taxes: All taxes and other duties shall be the responsibility of each party in accordance with the prevailing laws and regulations.
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Dispute Resolution:   1.   Both parties shall use their best efforts and shall
                           co-operate and negotiate in good faith to resolve any and all disputes;

                      2. Any dispute which relates to the implementation of regulatory or policy matters shall be referred to and decided by the Minister of Communications and Informatics of the Republic of Indonesia;

                      3. The parties may submit the dispute to arbitration under the rules of the Singapore International Arbitration Center if the parties are unable to reach settlement after 30 days.

Governing Law:        The agreement is governed by, construed and interpreted in accordance with the laws of the Republic of Indonesia.
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